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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                             Dot Hill Systems Corp.
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    25848T109
                                    ---------
                                 (CUSIP Number)

                                 March 24, 2003
                                 --------------
             (Date of event which requires filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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

                                                                                         Page 2 of 4 Pages
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        ----------------------------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark A. Mays
        SSN #:  ###-##-####
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)                             [  ]
                                                            (b)                             [  ]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION: USA
------------------------- ---- ------------------------------------------------------------------------------
                          5.   SOLE VOTING POWER
                               250,000 shares of Common Stock of the Issuer.
    NUMBER OF SHARES      ---- ------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    6.   SHARED VOTING POWER None.
 EACH REPORTING PERSON    ---- ------------------------------------------------------------------------------
          WITH            7.   SOLE DISPOSITIVE POWER
                               250,000 shares of Common Stock of the Issuer.
                          ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 250,000
         shares of Common Stock of the Issuer.
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                     [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (9)
                                  0.8%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON IN
-------- ----------------------------------------------------------------------------------------------------

ITEM 1(A).          NAME OF ISSUER.
                    Dot Hill Systems Corp.

ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                    6305 El Camino Real
                    Carlsbad, California 92009

ITEM 2(A).          NAMES OF PERSON FILING.
                    Mark A. Mays

ITEM 2(B).          RESIDENCE.
                    THE ADDRESS IS:
                    24 Tall Pines Drive
                    Weston, Connecticut 06883

ITEM 2(C).          CITIZENSHIP.
                    USA

ITEM 2(D).          TITLE OF CLASS OF SECURITIES.
                    Common Stock
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                                                              Page 3 of 4 Pages

ITEM 2(E).          CUSIP NUMBER.
                    25848T109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
                    Not applicable. This statement is filed pursuant to Rule 13d-1(c)

ITEM 4.             OWNERSHIP.
               (a)  Amount beneficially owned by reporting person is 250,000.
               (b) Percent of Class: The reporting person beneficially holds 0.8% of the Issuer's issued and outstanding Common Stock (based on 29,981,638 shares of Common Stock of the Issuer issued and outstanding as of March 26, 2003 as stated in Company's most recently filed Form 10-K)
               (c)  Number of shares as to which such person has:
                    (i)  Sole power to direct the vote: 250,000.
                    (ii) Shared power to vote or to direct the vote: None.
                    (iii)Sole power to dispose or direct the  disposition of the
                         Common Stock: 250,000.
                    (iv) Shared power to dispose or direct the  disposition  of:
                         None.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                    Not applicable.

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.
                    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                    Not applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                    Not applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.
                    Not applicable.

ITEM 10.            CERTIFICATION.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.


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                                                             Page 4 of 4 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            April 4, 2003
                                                     -------------------------
                                                             (Date)

                                                       /s/ Mark A. Mays
                                                     -------------------------
                                                           Mark A. Mays

                                                            (Signature)

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